Exhibit 107

Calculation of Filing Fee Tables

Form S-4

WaveDancer, Inc.

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered (1)		Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection With Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to be Paid	Equity	Common Stock, $0.001 par value per share (1)	Rule 457(f)	28,719,802	(1)	-	$21,531.50	(2)	$0.00014760	$3.18
Fees Previously Paid
Carry Forward Securities
Carry Forward Securities
				Total Offering Amounts			$21,531.50	(2)		$3.18
				Total Fees Previously Paid						-
				Total Fee Offsets						-
				Net Fee Due						$3.18

(1)

Relates to common stock, $0.001 par value per share, of the registrant (“Common Stock”), issuable at the effective time of the proposed merger of FFN Merger Sub, Inc., a wholly owned subsidiary of the registrant (“Merger Sub”), with and into Firefly Neuroscience, Inc. (“Firefly”), with Firefly continuing as the surviving corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of November 15, 2023 and as amended from time to time, by and among the registrant, Merger Sub, and Firefly (as amended, the “Merger Agreement”). The amount of shares of Common Stock to be registered is based on the estimated number of shares of Common Stock that are expected to be issued (or reserved for issuance) to holders of Firefly common stock, options and warrants, without taking into account the effect of any reverse stock split of Common Stock, including, without limitation: (1) 22,987,303 shares of the registrant’s Common Stock to be issued in exchange for shares of Firefly common stock and preferred stock outstanding at the time of the Merger, which includes, in addition to Common Stock issued in exchange for Firefly common stock currently outstanding, (i) approximately 683,641 shares of Common Stock into which Firefly preferred stock will convert pursuant to mandatory conversion terms thereof, and (ii) approximately 103,363 shares of Common Stock issued to holders of Firefly restricted share units that will accelerate and vest pursuant to the terms of such restricted share units; (2) 1,973,388 shares of the registrant’s Common Stock issuable upon exercise of the outstanding options to purchase Firefly common stock, to be assumed by the registrant at the effective time of the Merger and become options to purchase shares of the registrant’s Common Stock; (3) 3,749,111 shares of the registrant’s Common Stock issuable upon exercise of the outstanding warrants to purchase Firefly common stock, to be assumed by the registrant at the effective time of the Merger and become warrants to purchase shares of the registrant’s Common Stock; and (4) 10,000 shares that may be issuable as a result of the provision of the Merger Agreement that rounds up to the nearest share in lieu of issuing fractional shares.

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered such additional shares of common stock that may be issued because of events such as recapitalizations, stock dividends, stock splits, and similar transactions.

(2)

Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(f) of the Securities Act. Firefly is a private company and no market exists for its equity securities and Firefly has accumulated a capital deficit; therefore, pursuant to Rule 457(f)(2) under the Securities Act, the proposed maximum offering price is one-third of the aggregate par value of Firefly’s capital stock being exchanged in the proposed merger, which is calculated by taking one-third of the par value of $0.001 per share and 64,594,509 shares of Firefly common stock that may be cancelled or exchanged at the time of the Merger.